                        [LETTERHEAD OF SANTA FE PACIFIC]

                                OCTOBER 6, 1994

Mr. Drew Lewis
Chairman and Chief Executive Officer
Union Pacific Corporation
Martin Tower
Eighth and Eaton Avenues
Bethlehem, Pennsylvania 18018

Dear Mr. Lewis:

  The Board of Directors of Santa Fe Pacific Corporation ("SFP") has authorized me to reject, on behalf of SFP, the proposal of Union Pacific Corporation ("UP") dated October 5, 1994, to acquire SFP. You stated at our meeting yesterday that UP might be willing to offer more--$20 per share--and would consider using a voting trust for UP's proposed transaction. These statements are inconsistent with UP's proposal and its press release.

  If UP makes a proposal at a fair price and with an adequate provision for a voting trust that would substantially eliminate the regulatory risk for SFP shareholders, the Board would consider that proposal in light of its fiduciary duties.

                                          Sincerely,

                                          /s/ Robert D. Krebs